Item 77D - DWS Strategic Government Securities
Fund (a series of DWS Income Trust)

Effective on or about May 1, 2013, DWS Strategic
Government Securities Fund no longer utilizes the "Global Tactical Asset Allocation Overlay Strategy."

Effective on or about November 29, 2013, the Fund added the following to its principal investment strategy:

Interest rate strategy. In addition to the fund's main investment strategy, portfolio management may, from time to time, seek to enhance returns by employing a rules-based methodology to identify interest rate trends across developed markets using derivatives, in particular buying and selling interest rate futures contracts. In implementing this strategy, portfolio management may utilize proprietary rules-based interest rate indices.

For the purpose of complying with the 80% test, the fund does not use the notional value of a derivative instrument, but rather, uses the "mark-to-market" value (i.e., the unrealized net gain or loss on an open derivative instrument) of the derivative instrument. The "mark-to-market" value of a derivative instrument will not be treated as an investment in securities backed by the full faith and credit of the US government. By calculating the 80% test on the basis of "mark-to-market" value, rather than the notional value, of derivative instruments, the fund may invest a greater percentage of its assets in such derivative instruments than would otherwise be the case.

Although the fund's aggregate notional market exposure from derivatives employed as part of the interest rate strategy may equal up to 100% of the fund's assets, the fund normally limits the net notional value of all open interest rate strategy related derivatives instruments, after aggregating the fund's long and short positions, to 20% of the fund's net assets. In addition, the net "mark-to-market" value of all open interest rate strategy related derivatives instruments, plus any required initial margin payments, is normally expected to be less than 5% of the fund's net assets. There can be no assurance, however, that these limits will prevent the fund from incurring losses due to its use of interest rate related derivative instruments.

Effective on or about November 29, 2013, the Fund replaced existing similar disclosure in its principal investment strategy with the following:

Derivatives. Outside of the interest rate strategy, portfolio management generally may use futures contracts or interest rate swaps, which are types of derivatives (a contract whose value is based on, for example, indices, currencies or securities), for duration management (i.e., reducing or increasing the sensitivity of the fund's portfolio to interest rate changes). In addition, portfolio management generally may use (i) options on US government agency mortgage-backed
TBAs or total return swaps to seek to enhance potential gains; or (ii) options on interest rate futures to hedge against potential adverse interest rate movements.

The fund may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains;
or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.


Item 77D - DWS Unconstrained Income Fund (a series of DWS Income Trust)

Effective on or about May 31, 2013, DWS
Unconstrained Income Fund no longer utilizes the "Global Tactical Asset Allocation Overlay Strategy."